SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 4)*

Lions Gate Entertainment Corp.
(Name of Issuer)
Common Shares, no par value

(Title of Class of Securities)
535919203

(CUSIP Number)
Doron Lipshitz, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
(212) 326-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 21, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“ Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	535919203	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS

	MHR INSTITUTIONAL ADVISORS II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,278,176

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,278,176

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,278,176

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	535919203	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS

	MHR INSTITUTIONAL PARTNERS III LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		28,436,734

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		28,436,734

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	28,436,734

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	535919203	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS

	MHR INSTITUTIONAL ADVISORS III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		28,436,734

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		28,436,734

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	28,436,734

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	535919203	13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS

	MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		39,401,583

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		39,401,583

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	39,401,583

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	28.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	535919203	13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS

	MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		39,419,126

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		39,419,126

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	39,419,126

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	28.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 7 of 11 Pages

     Item 3. Source and Amount of Funds or Other Consideration.
     Item 4. Purpose of Transaction.
     Item 5. Interest in Securities of the Issuer.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 7. Material to be filed as Exhibits.
SIGNATURE

Page 8 of 11 Pages

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 4, the Schedule 13D filed on March 18, 2009 (the “Original Schedule 13D”), which was amended on July 13, 2009 by Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”), on September 17, 2009 by Amendment No. 2 to the Original Schedule 13D (“Amendment No. 2”) and on October 26, 2009 by Amendment No. 3 to the Original Schedule 13D (“Amendment No. 3” and, together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), and relates to common shares, no par value per share (the “Common Shares”), of Lions Gate Entertainment Corp. (the “Issuer”). The securities reported herein were previously reported on Schedule 13G, filed on August 19, 2005, as amended on January 26, 2006, June 22, 2007, February 14, 2008, September 22, 2008 and March 9, 2009. Capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 3.

Item 3.    Source and Amount of Funds or Other Consideration.

The source of funds for the purchases reported in this Statement was the working capital of Institutional Partners III.

Item 4.    Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 20, 2010, Institutional Partners III purchased $63,709,000 principal amount of the 2.9375% Convertible Senior Subordinated Notes due 2026 (the “2026 Notes”) and $36,009,000 principal amount of 3.625% Convertible Senior Subordinated Notes due 2027 (the “2027 Notes” and, together with the 2026 Notes, the “Purchased Notes”) of Lions Gate Entertainment Inc., a wholly-owned subsidiary of the Issuer. The Purchased Notes represent all of the outstanding 2026 and 2027 Notes. The purchase was made pursuant to a purchase agreement with an existing holder (the “Purchase Agreement”) executed on the same day. The aggregate purchase price for the Purchased Notes was $105,650,993.63.

Also on July 20, 2010, in accordance with the terms of the Purchased Notes, Institutional Partners III exercised its right to convert the Purchased Notes in full into 16,236,305 Common Shares at a conversion price per Common Share of $6.20. As a result, the Purchased Notes are no longer outstanding and Institutional Partners III no longer has any rights thereunder.

The preceding description is qualified in its entirety by reference to the terms of the Purchase Agreement, the 2026 Notes and the 2027 Notes which are filed as Exhibits 1, 2 and 3 to this Statement and are incorporated into this Item 4 by reference.

Item 5.    Interest in Securities of the Issuer.

The percentages set forth below are calculated based on 136,223,503 Common Shares outstanding as of July 20, 2010 after giving effect to the conversion of the Purchased Notes.

(a) (i)  Master Account may be deemed to be the beneficial owner of 2,370,023 Common Shares held for its own account (approximately 1.7% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(ii)  Capital Partners (100) may be deemed to be the beneficial owner of 316,650 Common Shares held for its own account (approximately 0.2% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(iii)  Advisors may be deemed to be the beneficial owner of 2,686,673 Common Shares (approximately 2.0% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).  This number consists of (A) 2,370,023 Common Shares held for the account of Master Account and (B) 316,650 Common Shares held for the account of Capital Partners (100).

(iv)  Institutional Partners II may be deemed to be the beneficial owner of 2,352,223 Common Shares held for its own account (approximately 1.7% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(v)    Institutional Partners IIA may be deemed to be the beneficial owner of 5,925,953 Common Shares held for its own account (approximately 4.4% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(vi)  Institutional Advisors II may be deemed to be the beneficial owner of 8,278,176 Common Shares (approximately 6.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).   This number consists of (A) 2,352,223 Common Shares held for the account of Institutional Partners II and (B) 5,925,953 Common Shares held for the account of Institutional Partners IIA.

Page 9 of 11 Pages

(vii)  Institutional Partners III may be deemed to be the beneficial owner of 28,436,734 Common Shares held for its own account (approximately 20.9% of the total number Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(viii)  Institutional Advisors III may be deemed to be the beneficial owner of 28,436,734 Common Shares (approximately 20.9% of the total number Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).  This number consists of 28,436,734 Common Shares held for the account of Institutional Partners III.

(ix)  Fund Management may be deemed to be the beneficial owner of 39,401,583  Common Shares (approximately 28.9% of the total number of shares of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).  This number consists of all of the Common Shares otherwise described in this Item 5 by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

(x)  Dr. Rachesky may be deemed to be the beneficial owner of 39,419,126 Common Shares (approximately 28.9% of the total number of shares of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).  This number consists of (a) all of the Common Shares otherwise described in this Item 5 by virtue of Dr. Rachesky’s position as the managing member of each of Advisors, Institutional Advisors II, Institutional Advisors III and Fund Management, (b) 12,500 restricted share units, payable upon vesting in an equal number of Common Shares, which are scheduled to vest in three equal installments on September 15, 2010, September 15, 2011 and September 15, 2012 and (c) 5,043 shares held directly.

(b) (i)  Master Account may be deemed to have (x) the sole power to direct the disposition of 2,370,023 Common Shares which may be deemed to be beneficially owned by Master Account as described above and (y) the sole power to direct the voting of 2,370,023 Common Shares which may be deemed to be beneficially owned by Master Account as described above.

(ii)  Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 316,650 Common Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above and (y) the sole power to direct the voting of 316,650 Common Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iii)  Advisors may be deemed to have (x) the sole power to direct the disposition of 2,686,673 Common Shares which may be deemed to be beneficially owned by Advisors as described above and (y) the sole power to direct the voting of 2,686,673 Common Shares which may be deemed to be beneficially owned by Advisors as described above.

(iv)  Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 2,352,223 Common Shares which may be deemed to be beneficially owned by Institutional Partners II as described above and (y) the sole power to direct the voting of 2,352,223 Common Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

(v)  Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 5,925,953 Common Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above and (y) the sole power to direct the voting of 5,925,953 Common Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(vi)  Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 8,278,176 Common Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above and (y) the sole power to direct the voting of 8,278,176 Common Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(vii)  Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 28,436,734 Common Shares which may be deemed to be beneficially owned by Institutional Partners III as described above and (y) the sole power to direct the voting of 28,436,734 Common Shares which may be deemed to be beneficially owned by Institutional Partners III as described above.

(viii)  Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 28,436,734 Common Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above and (y) the sole power to direct the voting of 28,436,734 Common Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(ix)  Fund Management may be deemed to have (x) the sole power to direct the disposition of 39,401,583 Common Shares which may be deemed to be beneficially owned by Fund Management as described above and (y) the sole power to direct the voting of 39,401,583 Common Shares which may be deemed to be beneficially owned by Fund Management as described above.

Page 10 of 11 Pages

(x)  Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of 39,419,126 Common Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above and (y) the sole power to direct the voting of 39,419,126 Common Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

(c)  On July 20, 2010, Institutional Partners III purchased $63,709,000 principal amount of the 2026 Notes and $36,009,000 principal amount of 2027 Notes of Lions Gate Entertainment Inc., a wholly-owned subsidiary of the Issuer. Also on July 20, 2010, in accordance with the terms of the Purchased Notes, Institutional Partners III exercised its right to convert the Purchased Notes in full into 16,236,305 Common Shares at a conversion price per Common Share of $6.20.

(d)(i)  The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii)  The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iii)  The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(iv)  The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(v)  The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Common Shares held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(e)  Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above and Exhibits 1, 2 and 3 to this Statement are incorporated into this Item 6 by reference.

Item 7.    Material to be filed as Exhibits.

Exhibit No.	Description
1	Purchase Agreement, dated as of July 20, 2010, by and between Institutional Partners III and Kornitzer Capital Management, Inc.
2

Form of Lions Gate Entertainment Inc. 2.9375% Convertible Senior Subordinated Note due 2026 (incorporated by reference to Exhibit 4.16 to the Issuer’s Current Report on Form 8-K filed on July 21, 2010).

3

Form of Lions Gate Entertainment Inc. 3.625% Convertible Senior Subordinated Note due 2027 (incorporated by reference to Exhibit 4.15 to the Issuer’s Current Report on Form 8-K filed on July 21, 2010).

Page 11 of 11 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 21, 2010	MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS III LP

	By:	MHR Institutional Advisors III LLC, its General Partner

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS III LLC

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR FUND MANAGEMENT LLC

	By:	/s/ Hal Goldstein
Name: Hal Goldstein
Title: Managing Principal

MARK H. RACHESKY, M.D.

	By:	/s/ Hal Goldstein, Attorney in Fact